UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 12, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release announcing the achievement of certain milestones with respect to certain green hydrogen projects in southern Europe by Bright Hydrogen Solutions Limited (“BrightHy Solutions”), a wholly-owned subsidiary of the Company. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding the expected production of green hydrogen for blending into the natural gas network; the anticipated contribution of these projects to the region’s energy transition; anticipated long-term value creation from these projects for BrightHy Solutions and Fusion Fuel; the completion of delivery of all required equipment to the hydrogen refueling station project; BrightHy Solutions’ strategy to position itself as an integrated hydrogen engineering, execution, and asset management platform; and characterizations of the Company’s market position, competitive strengths, or track record of execution. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. For the avoidance of doubt, statements of opinion, belief, expectation, or intention, including those attributed to the Company’s officers, directors, and management, are not statements of fact and should not be relied upon as such. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of BrightHy Solutions and its affiliates to successfully install, integrate, and commission the hydrogen refueling station equipment and to complete site acceptance testing within projected timelines; the ability of the hydrogen production facility to produce green hydrogen at projected volumes and specifications suitable for blending into the natural gas network; the ability of the parties to the project agreements to obtain all necessary regulatory and other consents and approvals, including construction and activity permits, required for the installation and operation of the facilities; the ability of BrightHy Solutions and its affiliates to deliver these projects on time and within budget, including risks associated with equipment supply, transportation, engineering, and construction timelines; the risk that milestones described herein, including the completion of engineering deliverables and equipment testing, may not have been completed to the standards or specifications required by the applicable project agreements; the availability of additional financing necessary to support BrightHy Solutions’ broader growth initiatives; risks associated with operating internationally, including in southern Europe and other foreign jurisdictions; risks associated with reliance on third-party equipment suppliers and testing facilities; the Company’s ability to continue as a going concern and to generate sufficient revenues; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s projected revenues, profits, earnings and other estimated financial information; the Company’s ability to secure additional funding necessary for the expansion of the Company’s business; the growth of and competition trends in the Company’s industry; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to the Company’s industry; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A (the “Report”) furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026 (the “Annual Report” and together with the Report, the “Reports”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press release dated August 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: August 12, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer